FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

under the Securities and Exchange Act of 1934, as amended

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

ENERFLEX LTD. REPORTS STRONG SECOND QUARTER 2022 RESULTS

NEWS RELEASE

Calgary, Alberta, August 10, 2022 Enerflex Ltd. (“Enerflex” or the “Company”) (EFX–TSX) today reported its second quarter 2022 financial and operational results.

“Enerflex delivered another strong quarter, continuing to generate momentum in our business as we recover from the low activity levels we experienced over the last two years,” explained Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Today, we are seeing sustained strength across all regions and product lines and are diligently protecting our margins through prudent cost control and planning efforts.”

“With our base business in an advantageous position, we are focused on progressing the acquisition of Exterran Corporation,” continued Mr. Rossiter. “Enerflex and Exterran have each announced strong business performance based, in part, on a strong macroenvironment for natural gas, capturing meaningful new bookings and advancing in-flight projects. Through strong cash flow generation and expected synergies of US$60 million compared to US$40 million at announcement, we anticipate deleveraging more quickly, bringing our bank-adjusted net debt to EBITDA to below 2.5 times within 12 to 18 months of closing. The global outlook for natural gas is as constructive as ever, confirming the logic of consolidating two global leaders in the natural gas infrastructure business into one leaner, more cost-competitive, and capable organization.”

OVERVIEW

•

Protecting and expanding gross margins is one of Enerflex’s top priorities. Driven by higher activity levels in the period, the Company’s revenue increased by $49 million to $372 million, and its gross margin of $64 million, or 17.1%, increased by $10 million from the first quarter of 2022. Gross margins improved across all product lines and continue to trend positively towards pre-pandemic levels.

•

Reflecting the higher activity levels, Enerflex recognized earnings of $13 million, or $0.15 per share, and adjusted earnings before finance costs, income taxes, depreciation, and amortization (“EBITDA”) of $45 million(1), increases of $13 million and $6 million, respectively, compared to the first quarter of 2022.

•

Enerflex’s Engineered Systems bookings of $313 million(2) increased by 32% relative to the first quarter of 2022 and more than doubled compared to the second quarter of 2021. Margins on new bookings have expanded from those secured during the pandemic.

•	Enerflex grew its Engineered Systems backlog by $117 million during the quarter to a total of $737 million(2) at June 30, 2022, the Company’s largest backlog in three years.

•

The Company maintained its strong financial position, closing the period with long-term debt and net debt balances of $346 million and $199 million, respectively. The bank-adjusted net debt to EBITDA ratio was a conservative 1.36 times(2), excluding non-recourse debt.

•

The Company continues to progress all matters that need to be addressed to close the proposed acquisition (the “Transaction”) of Exterran Corporation (“Exterran”). See “Exterran Transaction Update” of this news release.

(1)

Non-IFRS measure that is not a standardized financial measure under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar non-IFRS measures disclosed by other issuers. See “Non-IFRS Measures” of this news release for the most directly comparable financial measure disclosed in Enerflex’s current financial statements to which such non-IFRS measure relates and a reconciliation to such comparable financial measure.

(2)	Non-IFRS measure that is not a standardized measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex’s unaudited condensed interim consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at and for the three and six months ended June 30, 2022, are available on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR profile at www.sedar.com.

FINANCIAL AND OPERATIONAL RESULTS

	Three Months Ended			Six Months Ended
$ millions, except per share amounts(1), percentages, and horsepower	June 30, 2022	March 31, 2022	June 30, 2021(2)	June 30, 2022	June 30, 2021(2)
FINANCIAL RESULTS
Revenue	372.1	323.1	204.5	695.1	407.7
Gross margin	63.6	53.6	51.1	117.2	96.6
Gross margin as a percentage of revenue (%)	17.1	16.6	25.0	16.9	23.7
Selling and administrative (“SG&A”) expenses	43.3	46.8	33.4	90.2	71.8
Operating income	20.2	6.8	17.7	27.1	24.8
Net earnings (loss)	13.4	(0.4)	4.3	13.0	7.3
Per share	0.15	(0.00)	0.05	0.14	0.08
Earnings before finance costs and income taxes (“EBIT”)	20.9	7.1	18.0	28.0	24.6
EBIT as a percentage of revenue (%)	5.6	2.2	8.8	4.0	6.0
EBITDA(3)	42.9	29.0	39.4	72.0	67.0
Adjusted EBITDA	44.9	38.7	36.1	83.6	65.8
Long-term debt	346.0	339.1	339.4	346.0	339.4
Net debt	198.9	205.9	240.4	198.9	240.4
Return on capital employed (%)(3)	3.7	3.5	4.6	3.7	4.6
Engineered Systems bookings	313.3	236.9	154.5	550.2	253.2
Engineered Systems backlog	737.0	620.0	259.0	737.0	259.0

OPERATIONAL RESULTS
Energy Infrastructure (horsepower)	826,691	833,872	780,916	826,691	780,916

(1)	Per share amounts are based on weighted average diluted common shares outstanding.
(2)

Certain prior period amounts have been reclassified between cost of goods sold (“COGS”) and SG&A expenses following Management’s continuing review of the function of expenditures incurred. See Note 1 “Summary of Significant Accounting Policies” of the financial statements.

(3)	Non-IFRS measure that is not a standardized measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers.

OUTLOOK

•

The growing need for a secure energy supply has led to a structurally tight global commodity complex. While ongoing volatility is expected in global economies and commodity prices, Enerflex is strategically positioned to benefit over the long term.

•

The underlying driver of Enerflex’s business is the demand for natural gas, the outlook for which is robust. The continued growth of liquefied natural gas (“LNG”) exports off the US Gulf Coast and the need for reliable power generation in regions like Latin America and the Middle East present strong demand fundamentals.

•

The Company is also strategically positioned to participate meaningfully in global decarbonization efforts, partnering with customers across the globe as they strive to reduce their emissions profiles.

•

Managing a strong balance sheet and maintaining ample liquidity are key tenets of Enerflex’s long-term strategy. The Company continues to be disciplined in its investments and discretionary spending to protect its financial position.

Enerflex Ltd. | Q2 2022 News Release	2

•

Enerflex is focused on expanding its gross margins while profitably investing in Energy Infrastructure to grow its recurring revenue profile. Recurring revenue from Enerflex’s Energy Infrastructure and Service product lines continues to stabilize the Company’s cash flows, and recent growth in Engineered Systems bookings and backlog should continue to improve the Company’s financial position.

•	Enerflex continues to actively manage supply chain and inflationary pressures across its regions and will continue to do so through the balance of 2022.

•

Most inflationary pressures experienced to date pertain to the availability of materials and escalating operating expenses. The Company continues to be strategic in its inventory planning based on the bid pipeline, working closely with customers to mitigate significant cost exposures and delivery delays.

FINANCIAL RESULTS

Revenue

•

The Company’s revenue increased by 15% to $372 million, compared to first quarter 2022 revenue of $323 million. The increase in revenue was the result of a larger opening backlog, a higher contract compression utilization rate, and increased work volume within all segments.

Gross Margin

•

The Company’s gross margin increased to $64 million, or 17.1%, up $10 million from first quarter 2022 gross margin of $54 million. The positive trend in gross margin is primarily due to the increased volume of work in the quarter.

•

The gross margins for Service and Engineered Systems product lines improved, increasing to 15.4% and 10.0%, respectively, as margins for the two product lines continue to trend positively towards pre-pandemic levels.

•

The gross margin for the Energy Infrastructure product line was relatively unchanged at 39.4%, reflecting the stability of the revenue and cost profiles associated with the Company’s long-term build-own-operate-maintain solutions, infrastructure leases, and contract compression solutions.

Net Earnings

•

Enerflex recognized net earnings of $13 million, or $0.15 per share, during the second quarter of 2022, compared to a slight net loss in the first quarter of 2022. The increase in earnings was primarily driven by a stronger gross margin resulting from improved business activity, and lower share-based compensation expenses.

Adjusted EBITDA

•

During the second quarter of 2022, Enerflex delivered an adjusted EBITDA of $45 million compared to $39 million in the first quarter of 2022. An expanding gross margin, lower share-based compensation expenses, and lower transaction costs resulted in a higher adjusted EBITDA.

Capital Expenditures and Work-in-progress Related to Finance Leases

•	Enerflex invested approximately $24 million in Energy Infrastructure capital expenditures and work-in-progress (“WIP”) related to finance leases during the second quarter of 2022.

Enerflex Ltd. | Q2 2022 News Release	3

•	$12 million was invested in the Company’s rental assets, including $8 million for the organic expansion of the USA contract compression fleet to meet growing customer demand in the Permian Basin.

•	$12 million was invested in the large natural gas infrastructure project underway in the Rest of World segment, which remains on schedule to be completed in late 2022.

Financial Position

•

At June 30, 2022, Enerflex’s long-term debt balance was $346 million, and its net debt balance was $199 million. The bank-adjusted net debt to EBITDA ratio was a conservative 1.36 times, excluding non-recourse debt.

•

Long-term debt comprised $271 million of senior unsecured notes outstanding and $78 million in combined borrowings under the Company’s Bank Facility and Asset-based Facility, which were offset by $3 million in deferred transaction costs.

•	Enerflex maintains ample liquidity, with approximately $679 million of capacity currently remaining on its Bank Facility and Asset-based Facility.

Dividends

•

The Company is committed to delivering a sustainable dividend to shareholders. Accordingly, the Board of Directors has declared a quarterly dividend of $0.025 per share, payable on October 6, 2022 to shareholders of record on August 18, 2022.

SEGMENTED RESULTS

•	The following table details financial and operational results by business segment for the second quarter of 2022:

	Three Months Ended June 30, 2022
$ millions	Total	USA	Canada	Rest of World
FINANCIAL RESULTS
Revenue	372.1	197.4	70.7	104.0
Energy Infrastructure	69.9	31.6	1.0	37.3
Service	105.8	53.1	20.9	31.9
Engineered Systems	196.4	112.7	48.9	34.8
Operating income (loss)	20.2	14.0	(1.0)	7.2
EBIT	20.9	14.0	(0.4)	7.2
EBITDA	42.9	25.6	1.5	15.9
Engineered Systems bookings	313.3	228.7	92.0	(7.4)
Engineered Systems backlog	737.0	478.9	139.9	118.1

USA

•

The USA segment continued to significantly contribute to Enerflex’s overall performance, with increased Permian activity and the continued growth of LNG exports off the US Gulf Coast driving demand for the Company’s products and services.

•

Revenue during the second quarter of 2022 increased across all product lines compared to the first quarter of 2022, and the USA contract compression fleet reached an average utilization rate of 94%, its highest to date.

Canada

•

Canadian activity levels have improved despite producers’ commitment to capital discipline and returning capital to shareholders. However, the ongoing negotiations between Blueberry River First Nations and the Government of British Columbia regarding continued resource development in the province continue to temper activity in the region.

Enerflex Ltd. | Q2 2022 News Release	4

•

Enerflex realized revenue increases across all product lines relative to the first quarter of 2022. Notably, Service revenue expanded from new parts orders and maintenance service agreements during the period.

Rest of World

•

Service revenues improved in several countries within the Rest of World segment, as the Company was able to alleviate certain supply chain constraints experienced in early 2022. Revenues generated by the Engineered Systems product line decreased due to the recognition of the finance lease that began operations in the first quarter of 2022.

•	Enerflex reclassed a small project from the Engineered Systems product line to the Energy Infrastructure product line, which resulted in negative bookings for the period.

EXTERRAN TRANSACTION UPDATE

On January 24, 2022, the Company announced the proposed acquisition of Exterran, in which Enerflex would acquire all of the outstanding shares of common stock of Exterran by issuing 1.021 common shares of Enerflex in exchange for each share of Exterran. The closing of the Transaction is subject to obtaining regulatory approvals and approval by shareholders of Enerflex and Exterran, and satisfying other conditions that are customary for a transaction of this type, which are fully described in the Merger Agreement that has been entered into by Enerflex, Enerflex US Holdings Inc., and Exterran (the “Merger Agreement”) and is available under Enerflex’s SEDAR profile at www.sedar.com.

The Company continues to progress all matters that need to be addressed to close the Transaction. A number of the required regulatory approvals have been obtained and the Company continues to pursue the approval required from the Securities and Exchange Commission (“SEC”) in connection with the registration of the common shares of Enerflex in the United States.

Subject to receipt of all regulatory approvals, Enerflex expects to deliver to its shareholders a management information circular (the “Circular”) in the coming weeks for the special meeting of Enerflex shareholders that will consider the Transaction. The Circular will contain a detailed description of the Transaction and will be available under Enerflex’s SEDAR profile at www.sedar.com as well as Enerflex’s website at www.enerflex.com. All Enerflex shareholders are urged to read the Circular in its entirety once available, as it will contain important information concerning the Transaction. Pending satisfaction of the terms and conditions as set forth in the Merger Agreement, Enerflex anticipates closing the Transaction in the second half of 2022.

Following the execution of the Merger Agreement, Exterran advised Enerflex that the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) had awarded (the “Labor Board Decision”) a former employee of one of Exterran’s Mexican subsidiaries approximately US$120 million in connection with a dispute (the “Dispute”) substantially relating to such former employee’s (i) severance pay following their termination of employment; and (ii) alleged differences in salary payments.

Exterran has filed an appeal of the Labor Board Decision to the federal appellate court in Mexico (the “Appeals Court”) and is of the view that the Labor Board erred in granting such award and that the award has no credible basis in law or fact. Exterran has publicly disclosed that it has already paid the employee the undisputed portion of their severance pay, as previously determined by the Labor Board based on company records, and that the Labor Board Decision contradicts earlier court rulings. According to Exterran, among other errors that are the subject of the appeal is the Labor Board’s (a) violation of principles of res judicata by disregarding prior court decisions establishing that the former employee’s salary was roughly $3,500 MXN per day (approximately US$170 per day), (b) ignoring the applicable one-year statute of limitations in these types of matters, and (c) awarding of salary differences that were never part of the former employee’s original or subsequent claims.

Enerflex Ltd. | Q2 2022 News Release	5

Exterran has disclosed that although it may incur some loss with respect to such matter, the ultimate resolution of this matter will not be material to Exterran.

Enerflex has been regularly communicating with Exterran regarding the Dispute since the time that the Company was made aware of it and has engaged and sought advice from legal counsel, including two separate expert legal litigation counsel in Mexico, to assist the Company in evaluating the Dispute and the impact on Exterran, Enerflex, the potentially combined entity, and the Transaction in the event that the Labor Board Decision is not reversed.

Since announcing the Transaction, both Enerflex and Exterran have reported better-than-expected financial results, driven by strengthened bookings and macroeconomic conditions. In addition, interest rates have risen, the timing of expected expenditures has been delayed, and the timing of associated tax payments has been revised. Accordingly, the Company has updated its expectations for the following pro forma Transaction-related metrics:

Transaction-related Guidance as at June 30, 2022(1)

Leverage	• Enerflex will target a bank-adjusted net debt to EBITDA ratio of less than 2.5 times within 12 to 18 months of closing

Improved Operational Efficiencies	• Expect to realize at least US$60 million of annual run-rate synergies within 12 to 18 months of closing, primarily achieved through overhead savings and operational efficiencies

Gross Margin	• 2022 estimated consolidated gross margin: US$540 - US$600 million

Enhanced Scale	• 2022 estimated adjusted EBITDA (inclusive of synergies): US$355 - US$405 million

• 2023 estimated adjusted EBITDA (inclusive of synergies): US$380 - US$420 million

Capital Expenditures and WIP	• 2022 estimated maintenance capital expenditures: US$40 - US$50 million

• 2022 estimated growth capital expenditures: US$200 - US$220 million

• 2022 estimated WIP: US$180 - US$200 million

• 2023 estimated maintenance capital expenditures: US$40 - US$50 million

Total Expenditures	• 2022 estimated total expenditures: US$470 - US$500 million

• 2023 estimated total expenditures: US$170 - US$210 million

Accretion to Enerflex Shareholders

•   Expected doubling of adjusted EBITDA and approximately 20% accretive to earnings per share (subject to purchase price allocation to be determined upon closing) and approximately 11% accretive to cash flow per share, for Enerflex shareholders

(1)

See the news release and the investor presentation, both dated January 24, 2022, available on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR profile at www.sedar.com for previously announced transaction-related guidance.

CONFERENCE CALL

Enerflex’s senior leadership team will be hosting a conference call to discuss the Company’s second quarter 2022 results on Thursday, August 11, 2022 at 8:00 a.m. Mountain Time. To participate, register at https://register.vevent.com/register/BIda88f82fdcde4dc3b64ab869f5790e16. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The live audio webcast of the conference call will be available on Enerflex’s website at www.enerflex.com under the Investors section.

NON-IFRS MEASURES

Throughout this news release and in other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flow. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The non-IFRS measures should not be considered to be more meaningful than generally accepted accounting principles measures which are determined in accordance with IFRS, such as net earnings (loss), EBIT, and EBITDA, as indicators of Enerflex’s performance.

Enerflex Ltd. | Q2 2022 News Release	6

Adjusted EBITDA

The Company’s results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company’s performance and results. The presentation of adjusted EBITDA should not be considered in isolation from EBIT or EBITDA, as determined under IFRS. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar non-IFRS measures disclosed by other issuers.

The items that have been adjusted historically for presentation purposes relate generally to five categories:

1.	Impairment or gains on idle facilities, excluding rental asset impairments

2.	Severance costs associated with restructuring activities and cost reduction initiatives undertaken in response to the COVID-19 pandemic

3.	Grants received from federal governments in response to the COVID-19 pandemic

4.	Transaction costs related to mergers and acquisitions activity

5.	Share-based compensation

Enerflex has presented the impact of share-based compensation as it is an item that can fluctuate significantly with share price changes during a period based on factors that are not specific to the long-term performance of the Company.

Management believes that identification of these items allows for a better understanding of the underlying operations of the Company based on the current assets and structure.

	Three Months Ended			Six Months Ended
$ millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
EBIT	20.9	7.1	18.0	28.0	24.6
Severance costs in COGS and SG&A	—	—	—	—	0.7
Government grants in COGS and SG&A	—	—	(6.4)	—	(10.5)
Transaction costs	4.6	5.7	—	10.3	—
Share-based compensation	(2.7)	4.0	3.2	1.4	8.4
Depreciation and amortization	22.1	21.9	21.4	43.9	42.5

Adjusted EBITDA	44.9	38.7	36.1	83.6	65.8

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to: the closing of the Transaction and the timing associated therewith, if at all; the amount and nature of any losses incurred as a result of the Labor Board Decision; the anticipated financial performance of the combined entity, including its expected gross margin; the expected run-rate synergies and efficiencies to be achieved as a result of the Transaction and the quantum and timing associated therewith; anticipated shareholder value; expected accretion to adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess cash flow beginning in 2023; future capital expenditures, including the amount and nature thereof; Engineered Systems bookings and backlog; crude oil and natural gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain crude oil and natural gas markets; expectation in respect of excess

Enerflex Ltd. | Q2 2022 News Release	7

cash flow following closing of the Transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the Energy Services markets; expectations regarding future dividends; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance matters; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith, if at all; the approval of the SEC and the timing associated therewith; the expectations with respect to the mailing of the Circular, the timing associated therewith, and the disclosures to be made therein; the disclosures provided in the table entitled “Transaction-related Guidance as at June 30, 2022”; Exterran’s expectation regarding the Dispute that although it may incur some loss with respect to such matter, the ultimate resolution of this matter will not be material to Exterran; and the successful completion of the Transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the Transaction; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran, or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community, and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of Management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s MD&A and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively.

Enerflex Ltd. | Q2 2022 News Release	8

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

FUTURE-ORIENTED FINANCIAL INFORMATION

This news release contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex, Exterran, and the combined entity’s prospective financial performance, financial position, or cash flows, including annual run-rate synergies, adjusted EBITDA, capital expenditures, total expenditures, gross margin, and bank-adjusted net debt to EBITDA ratio, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Enerflex, Exterran, or the combined entity’s actual results, performance, and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex and Exterran have included FOFI in this news release in order to provide readers with a more complete perspective on the combined entity’s future operations and Management’s current expectations regarding the combined entity’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, Enerflex and Exterran do not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events, or otherwise.

NO OFFER OR SOLICITATION

This news release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders and the Circular will be mailed to Enerflex shareholders. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular will contain a detailed description of the Transaction and will be available under Enerflex’s SEDAR profile at www.sedar.com as well as on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the

Enerflex Ltd. | Q2 2022 News Release	9

preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000.

PARTICIPANTS IN THE SOLICITATION

Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended.

ABOUT ENERFLEX

Enerflex is a single-source supplier of natural gas compression, oil and gas processing, refrigeration systems, and electric power generation equipment, including related in-house engineering and mechanical services expertise. The Company’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, service, and operate hydrocarbon handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, and electrical power solutions serving the natural gas production industry.

Headquartered in Calgary, Alberta, Canada, Enerflex has approximately 2,100 employees worldwide. Enerflex, its subsidiaries, interests in associates, and joint operations operate in Canada, the USA, Argentina, Bolivia, Brazil, Colombia, Mexico, the United Kingdom, Bahrain, Kuwait, Oman, the United Arab Emirates, Australia, New Zealand, Indonesia, Malaysia, and Thailand. Enerflex operates three business segments: USA, Rest of World, and Canada. Enerflex’s shares trade on the Toronto Stock Exchange under the symbol “EFX”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President &	Senior Vice President &	Vice President,
Chief Executive Officer	Chief Financial Officer	Strategy & Investor Relations
Tel: 403.387.6325	Tel: 403.236.6857	Tel: 403.717.4953

Enerflex Ltd. | Q2 2022 News Release	10